Filed pursuant to Rule 424(b)(3)

Registration No. 333-109559

Prospectus

3,973,510 Shares

Common Stock

We are registering up to 3,973,510 shares of our common stock for offer or sale by the selling stockholders named in this prospectus. The selling stockholders may offer or sell their shares publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the shares being registered for offer and sale by the selling stockholders.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page 3.

Our shares are quoted on the Nasdaq National Market under the symbol “VISG”. The last reported sale price of our shares on January 30, 2004 was $4.76 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

February 3, 2004

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

RISK FACTORS

If you purchase shares of our common stock, you will take on financial risk. In deciding whether to invest, you should carefully consider the risk factors contained in our filings with the Securities and Exchange Commission and the other information to which we have referred you.

We may be unable to obtain additional capital required to fund our operations and finance our growth.

The installation of our secure identification systems requires significant capital expenditures. In addition, the further development of our biometric and other advanced technologies will require additional capital. Although we completed a $13.3 million private placement of our common stock in September 2003 and have been successful in the past in obtaining financing for working capital and capital expenditures, we will have ongoing capital needs as we expand our business. We may be unable to obtain additional funds in a timely manner or on acceptable terms, which would render us unable to fund our operations or expand our business. If we are unable to obtain capital when needed, we may have to restructure our business or delay or abandon our development and expansion plans.

Our leverage creates financial and operating risks that could limit the growth of our business.

We have a significant amount of indebtedness. As of September 28, 2003, we had approximately $15.0 million in short and long-term debt and lease financing. Our leverage could have important consequences to our business including:

•	limiting our ability to obtain necessary financing for future working capital;

•	limiting our ability to finance the acquisition of equipment needed to meet customer requirements;

•	limiting our ability to finance the development of new technologies;

•	requiring that we use a substantial portion of our cash flow from operations for debt service and not other operating purposes; and

•	requiring that we comply with financial and operating covenants, which could cause an event of default under our debt instruments.

Our loan agreements with Commerce Bank & Trust Company, Fleet Capital Leasing and Lau Technologies contain the following financial covenants:

•	in every fiscal year after January 1, 2003, our secure identification segment must have positive net income, excluding income taxes;

•	in at least three quarters of each of our fiscal years after January 1, 2003, our secure identification segment must have positive net income, excluding income taxes; if the secure identification segment has a net loss, that net loss may not exceed $200,000;

•	our net loss for the last three fiscal quarters of 2003, excluding income taxes, may not exceed $2,000,000, $2,000,000 and $1,500,000, respectively;

•	our net loss for the first three fiscal quarters of 2004, excluding income taxes, may not exceed $1,500,000, $1,000,000 and $500,000, respectively;

•	our net income for the last fiscal quarter of 2004 must be at least $100,000, excluding income taxes;

•	we must have positive net income, excluding income taxes, beginning with the year ending December 31, 2005 and continuing for each year thereafter;

•	we must have tangible net worth (as defined in the loan agreements) of at least $30 million at the end of each fiscal quarter beginning with the second fiscal quarter of 2003;

•	the ratio of our indebtedness (as defined in the loan agreements) to our tangible net worth (as defined in the loan agreements) must not exceed 2.5 to 1;

•	at the end of each fiscal quarter, the ratio of our secure identification segment’s operating cash flow (as defined in the loan agreements) for the four most recent fiscal quarters to our debt service liability (as defined in the loan agreements) shall be at least 1.25 to 1;

•	our capital expenditures in any fiscal year cannot exceed $1,500,000, and no single capital expenditure can exceed $250,000 without the lender’s prior written approval; and

•	as of each fiscal monthly close (as defined in the loan agreements), we must have at least $5 million in unencumbered cash (as defined in the loan agreements) on deposit with Commerce Bank & Trust Company.

Our ability to make principal and interest payments under long-term indebtedness and bank loans will be dependent upon our future performance, which is subject to financial, economic and other factors affecting us, some of which are beyond our control.

We derive over 90% of our revenue from government contracts, which are often non-standard, involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

More than 90% of our business involves providing products and services under contracts with U.S. federal, state, local and foreign government agencies. Obtaining contracts from government agencies is challenging, and government contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

•	include provisions that allow the government agency to terminate the contract without penalty under some circumstances;

•	be subject to purchasing decisions of agencies that are subject to political influence;

•	contain onerous procurement procedures; and

•	be subject to cancellation if government funding become unavailable.

Foreign government contracts generally include comparable provisions relating to termination for the convenience of the relevant foreign government. Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder.

We derive a significant portion of our revenue from a few customers, the loss of which could have an adverse effect on our revenues.

For the nine months ended September 28, 2003, two customers, Pennsylvania Department of Transportation and Illinois Secretary of State, each accounted for over 10% of our revenues and an aggregate of 28% of our revenue. The U.S. Department of Justice has recently issued an indictment against former Governor of Illinois George Ryan and an updated indictment against former lobbyist Lawrence E. Warner on bribery and related federal racketeering charges. Viisage had a formal consultative relationship with Mr. Warner’s firm pursuant to which Viisage paid that firm fees of approximately $800,000. Upon learning of the initial indictment of Mr. Warner in 2002, Viisage immediately terminated its contract and relationship with Mr. Warner and his firm. There has been no assertion of any impropriety on the part of Viisage. For 2002, two customers, Connecticut Department of Information Technology and Mississippi Department of Information Technology Services, each accounted for over 10% of our revenues and an aggregate of 22% of our revenue. For 2001, four customers, Illinois Secretary of State, Unisys Corporation (Florida Department of Safety and Motor Vehicles), Kentucky Transportation Cabinet and Pennsylvania Department of Transportation, each accounted for over 10% of our revenue and an aggregate of 49% of our revenue. Since a small number of customers under our drivers’ license contracts account for a substantial portion of our revenues, the loss of any of our significant customers would cause revenue to decline and could have a material adverse effect on our business.

Litigation involving our contract with Georgia could result in the cancellation of that contract which could cause us to lose $19.7 million in revenues over the next 5.5 years and could result in a loss of up to $5 million.

In July 2003, a Georgia court issued a preliminary injunction prohibiting Georgia’s Department of Motor Vehicle Safety from continuing to work with us to install the State’s new driver’s license system. The injunction is the result of a lawsuit filed in March 2003 by one of our competitors alleging that that the Department of Motor Vehicle Safety did not comply with its own bid process when it selected a vendor for its digital drivers’ license program. The merits of the lawsuit are to be addressed in further court proceedings. The Department of Motor Vehicle Safety has confirmed that its contract with us remains in place. However, if the lawsuit is successful and Viisage loses the contract, we could lose up to $19.7 million in revenue that we expected to recognize over the next 5.5 years. In addition, although Viisage expects that the Department of Motor Vehicle Safety would be required to reimburse Viisage for its costs incurred under the contract, if Viisage is unable to obtain reimbursement of those costs, Viisage could be required to recognize a loss of up to approximately $5 million on the Georgia contract.

The adoption of EITF 00-21 resulted in a non-cash adjustment of $12.1 million and may have an adverse effect on our results of operations in the near term which may depress the market price of our common stock.

During the third quarter of 2003, we adopted the provisions of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21, on a cumulative basis as of January 1, 2003. After discussions with the SEC staff regarding the effect of EITF 00-21 on revenue recognition on our secure identification contracts, we have decided to adopt EITF 00-21 via cumulative catch-up as of January 1, 2003 rather than prospectively as reflected in the previously filed Form 10-Q for the quarter ended September 28, 2003. The adoption of EITF 00-21 resulted in a non-cash adjustment reported as a cumulative effect of a change in accounting principle of $12.1 million. The adoption of EITF 00-21 affects the timing of revenue recognition under our secure identification contracts and as a result we may report reduced revenue and an increased net loss for one or more of our fiscal quarters in 2004. This effect on our results of operations could cause our stock price to decline.

Our strategy of expanding our facial recognition business could adversely affect our business operations and financial condition.

Part of our strategy is to enhance our leadership in facial recognition technology and to expand our operations within our facial recognition business segment. Pursuing this strategy involves risks. For instance, to date, facial recognition security solutions have not gained widespread commercial acceptance. Some of the obstacles to widespread acceptance of facial recognition security solutions include a perceived loss of privacy and public perceptions as to the usefulness of facial recognition technologies. Whether the market for facial recognition security solutions will expand will be dependent upon factors such as:

•	the success of our marketing efforts and publicity campaigns and those of our competitors; and

•	customer satisfaction with our products and services, as well as those of our competitors.

We do not know when, if ever, facial recognition security solutions will gain widespread commercial acceptance. In addition, our facial recognition business segment has not achieved profitability, and it may never achieve profitability.

We face intense competition, which could result in lower revenues and higher research and development expenditures and could adversely affect our results of operations.

The events of September 11, 2001 have heightened interest in the use of biometric security solutions, and we expect competition in this field, which is already substantial, to intensify. Competitors are developing and bringing to market biometric security solutions that use facial recognition as well as eye, fingerprint and other forms of biometric verification. Our products also will compete with non-biometric technologies such as certificate authorities and traditional keys, cards, surveillance systems and passwords. Widespread adoption of one or more of these technologies or approaches in the markets we intend to target could significantly reduce the potential market for our systems and products. Many of our competitors have significantly more cash and resources than we have. Our competitors may introduce products that are competitively priced, have increased performance or functionality or incorporate technological advances that we have not yet developed or implemented. To remain competitive, we must continue to develop, market and sell new and enhanced systems and products at competitive prices, which will require significant research and development expenditures. If we do not develop new and enhanced products or if we are not able to invest adequately in our research and development activities, our business, financial condition and results of operations could be negatively impacted.

Unless we keep pace with changing technologies, we could lose customers and fail to win new customers.

Our future success will depend upon our ability to develop and introduce a variety of new products and services and enhancements to these new products and services in order to address the changing needs of the marketplace. We may not be able to accurately predict which technologies customers will support. If we do not introduce new products, services and enhancements in a timely manner, if we fail to choose correctly among technical alternatives or if we fail to offer innovative products and services at competitive prices, customers may forego purchases of our products and services and purchase those of our competitors.

Uncertainties in global economic markets could cause delays in customer purchases.

Many customers and potential customers have delayed purchase intentions as a result of uncertainties in global economic markets. Government budgets, particularly at state and regional levels, have been or are expected to be reduced notably. Government contracts result from purchasing decisions made by public sector agencies that are particularly sensitive to budget changes and cutbacks during economic downturns, and variations in appropriations cycles. Many U.S. state customers are facing budget cuts, and some international customers are facing debt crises, introducing added uncertainty. Any shift in the government procurement process, which is outside of our control and may not be predictable, could impact the predictability of our quarterly results and may potentially have a material negative effect on our financial position, results of operation or cash flows.

If we do not successfully expand our direct sales and services organizations and partnering arrangements, we may not be able to increase our sales or support our customers.

In the fiscal years ended December 31, 2001 and 2002, and nine month periods ended September 28, 2003 and September 29, 2002, we sold substantially all of our services and licensed substantially all of our products through our direct sales organization. Our future success depends on substantially increasing the size and scope of our direct sales force and partnering arrangements, both domestically and internationally. We will face intense competition for personnel, and we cannot guarantee that we will be able to attract, assimilate or retain additional qualified sales personnel on a timely basis. Moreover, given the large-scale deployment required by some of our customers, we will need to hire and retain a number of highly trained customer service and support personnel. We cannot guarantee that we will be able to increase the size of our customer service and support organization on a timely basis to provide the high quality of support required by our customers. Failure to add additional sales and customer service representatives could result in our inability to increase our sales and support our customers.

Integration of ZN’s business may be difficult and will consume significant financial and managerial resources which could have an adverse effect on our results of operations.

Following the acquisition of the outstanding share capital of ZN Vision Technologies AG, or ZN, we will attempt to integrate our and ZN’s respective facial recognition solutions and will begin to share common systems, procedures and controls. This process will be challenging and will consume significant financial and managerial resources. The challenges involved with this integration include, among others:

•	challenges related to technology integration;

•	possible difficulty implementing uniform standards, controls, procedures and policies; and

•	possible loss of key employees.

In addition, the differences between U.S. and German business cultures and the geographic distance between the companies could present significant obstacles to the timely, cost-effective integration of the companies.

The significant direct and indirect costs of our acquisition and integration of ZN could adversely affect our financial performance.

We expect to incur approximately $2.3 million of costs in connection with the ZN acquisition, including

•	costs associated with integrating our business with ZN;

•	financial advisory fees; and

•	costs and expenses for services provided by our lawyers and accountants.

The transaction costs and expenses attributable to financial advisory, legal and accounting services which we incur will be capitalized as a component of the purchase price. Goodwill associated with the acquisition will be required to be tested at least annually for impairment, and we will be required to record a charge to earnings if there is an impairment in the value of such goodwill at a later date. Other intangible assets acquired in connection with the acquisition will be amortized over their estimated useful lives.

If we do not achieve the expected benefits of the ZN acquisition, the price of our common stock could decline.

We expect that the acquisition of ZN will enhance our leadership in facial recognition technology through the combination of our technologies with those of ZN. Although the results of the initial tests of our combined technologies have been positive, the combination of such technologies might not meet the demands of the marketplace. If our technologies fail to meet such demand, customer acceptance of our facial recognition solutions could decline, which would have an adverse effect on our results of operations and financial condition. In addition, we expect that the acquisition will enable us to market our systems and products on a global scale. Our facial recognition customers are primarily located in the United States, and ZN’s customers are primarily located in Europe. We might not be able to market successfully our products and services to ZN’s customers or ZN’s products and services to our customers. There is also a risk that we will not achieve the anticipated benefits of the acquisition as rapidly as, or to the extent, anticipated by financial or industry analysts, or that such analysts will not perceive the same benefits to the acquisition as we do. If these risks materialize, our stock price could be adversely affected.

The success of our strategic plan to grow sales and develop relationships in Europe may be limited by risks related to conducting business in European markets.

Although ZN has experience marketing and distributing its products and developing strategic relationships in Europe, part of our strategy will be to increase sales and build additional relationships in European markets. Risks inherent in marketing, selling and developing relationships in European markets include those associated with;

•	economic conditions in European markets, including fluctuations in the relative values of the U.S. dollar and the Euro;

•	taxes and fees imposed by European governments that may increase the cost of products and services; and

•	laws and regulations imposed by individual countries and by the European Union.

In addition, European intellectual property laws are different than U.S. intellectual property laws and we will have to ensure that our intellectual property is adequately protected in foreign jurisdictions and that ZN’s intellectual property is adequately protected in the United States. If we do not adequately protect our intellectual property rights, competitors could use our proprietary technologies in non-protected jurisdictions and put us at a competitive disadvantage.

If our systems and products do not perform as promised, we could experience increased costs, lower margins, liquidated damage payment obligations and harm to our reputation.

We will be required to provide complex systems that will be required to operate on an “as needed” basis. Although we will deploy back-up systems, the failure of our products to perform as promised could result in increased costs, lower margins, liquidated damage payment obligations and harm to our reputation. This could result in contract terminations and have a material adverse effect on our business and financial results.

Misappropriation of our intellectual property could harm our reputation, affect our competitive position and cost us money.

We believe that our intellectual property, including our methodologies, will be critical to our success and competitive position. If we are unable to protect this intellectual property against unauthorized use by third parties, our reputation among existing and potential customers could be damaged and our competitive position adversely affected. Our strategies to deter misappropriation could be undermined if:

•	the proprietary nature or protection of our methodologies is not recognized in the United States or foreign countries;

•	third parties misappropriate our proprietary methodologies and such misappropriation is not detected; and

•	competitors create applications similar to ours but which do not technically infringe on our legally protected rights.

If these risks materialize, we could be required to spend significant amounts to defend our rights and divert critical managerial resources. In addition, our proprietary methodologies may decline in value or our rights to them may become unenforceable.

Others could claim that we are infringing on their intellectual property rights, which could result in substantial costs, diversion of managerial resources and harm to our reputation.

Although we believe that our products and services do not infringe the intellectual property rights of others, we might not be able to defend successfully against a third-party infringement claim. A successful infringement claim against us could subject us to:

•	liability for damages and litigation costs, including attorneys’ fees;

•	lawsuits that prevent us from further use of the intellectual property;

•	having to license the intellectual property from a third party, which could include significant licensing fees;

•	having to develop a non-infringing alternative, which could be costly and delay projects; and

•	having to indemnify clients with respect to losses they incurred as a result of the alleged infringement.

Even if we are not found liable in a claim for intellectual property infringement, such a claim could result in substantial costs, diversion of resources and management attention, termination of customer contracts and harm to our reputation.

If we fail to adequately manage our resources, it could have a severe negative impact on our financial results or stock price.

We could be subject to fluctuations in technology spending by existing and potential customers. Accordingly, we will have to actively manage expenses in a rapidly changing economic environment. This could require reducing costs during economic downturns and selectively growing in periods of economic expansion. If we do not properly manage our resources in response to these conditions, our results of operations could be negatively impacted.

Future acquisitions of companies or technologies may result in disruptions to our business.

Our growth strategy could include additional acquisitions of companies or technologies that complement ours. Future acquisitions could involve risks inherent in acquisitions, such as:

•	challenges associated with integrating acquired technologies and business of operations acquired companies;

•	exposure to unknown liabilities;

•	diversion of managerial resources from day-to-day operations;

•	possible loss of key employees, customers and suppliers;

•	higher than expected transaction costs; and

•	additional dilution to our existing stockholders if we use our common stock as consideration.

We completed three acquisitions during 2002 for the primary purposes of expanding our market reach and enhancing our technology base and are in the process of completing our acquisition of ZN. We had prior experience in working with some of the companies from which we acquired technology, which aided in the integration. However, these acquisitions created some overcapacity in personnel, which we addressed through a reduction in force in October 2002. If we fail to manage these challenges adequately, our results of operations and stock price could be adversely affected.

The loss of key personnel could adversely affect our ability to remain competitive.

We believe that the continued service of our executive officers will be important to our future growth and competitiveness. We have entered into employment agreements with Bernard C. Bailey, our Chief Executive Officer, William Aulet, our Chief Financial Officer, Jack Dillon, our Senior Vice President, Government Solutions, and James P. Ebzery, our Senior Vice President, Sales. These agreements are intended to provide the executives with incentives to remain employed by us. However, we cannot assure you that they will remain employed by us. In addition, we believe that the continued employment of key members of our technical and sales staffs is important to us. Most of our employees are entitled to voluntarily terminate their relationship with us, typically without any, or with only minimal, advance notice. The process of finding additional trained personnel to carry out our strategy could be lengthy, costly and disruptive. We might not be able to retain the services of all of our key employees or a sufficient number of them to execute our plans. In addition, we might not be able to continue to attract new employees as required.

Our quarterly results could be volatile and may cause our stock price to fluctuate.

We have experienced fluctuations in quarterly operating results and we expect those fluctuations to continue. We expect that our quarterly results will continue to be affected by, among other things, factors such as:

•	the size and timing of contract awards;

•	the timing of our contract performance;

•	variations in the mix of our products and services; and

•	contract losses and changes in management estimates inherent in accounting for contracts.

We have a history of operating losses.

We have a history of operating losses. Our business operations began in 1993 and, except for fiscal years 1996 and 2000, have resulted in net losses in each fiscal year. At September 28, 2003, we had an accumulated deficit of approximately $40.7 million. We will continue to invest in the development of our secure identification and facial recognition technologies. Accordingly, we cannot predict when or if we will ever achieve profitability.

We are subject to significant influence by a single stockholder that has significant relationships with us, which could result in us taking actions that are not supported by unaffiliated stockholders.

Following the ZN acquisition, Lau Technologies or Lau will beneficially own approximately 20.3% of our outstanding common stock. As a result, Lau will have a strong influence on matters requiring approval by our stockholders, including the election of directors and most corporate actions, including mergers and acquisitions. In addition, we will have significant relationships with Lau, including:

•	Lau has provided us with a credit facility in an aggregate principal amount of $7.3 million, which is secured by some of our assets;

•	we acquired significant intellectual property, contracts and distribution channels through a transaction with Lau under which we agreed to pay Lau a 3.1% royalty on our facial recognition revenues for a period of twelve and one half years, up to a maximum of $27.5 million;

•	we lease our principal executive offices from Lau; and

•	the spouse of the Chairman of our Board of Directors owns a majority of Lau’s voting stock.

Future sales of our common stock by the ZN shareholders or Lau could depress the market price of our common stock.

As of January 27, 2004, there were 29,570,233 shares of our common stock outstanding. In connection with the ZN acquisition, we issued 5,221,454 additional shares of common stock, which resulted in an approximately 21% increase in the number of outstanding shares of our common stock. In connection with the acquisition, we agreed to file a Form S-3 registration statement promptly following the closing to register the re-sale of shares of our common stock received by the ZN shareholders. While the ZN shareholders will be subject to restrictions on their ability to re-sell shares of our common stock that they receive in connection with the acquisition, they will be entitled to dispose of a significant number of shares in the public market, which could cause the market price of our common stock to decrease significantly. In connection with our sale of 3,517,503 shares of our common stock to institutional investors in a private transaction on September 8, 2003, certain of the ZN shareholders entered into an agreement under which they agreed not to sell the shares of our common stock that will be issued to them in the ZN acquisition for periods ranging from 60 to 180 days. Following the ZN acquisition, Lau will own approximately 20.3% of our common stock. If Lau sells a significant number of shares of our common stock in the open market, our stock price could decline.

FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “anticipate,” “believe,” “estimate,” “will,” “may,” “future,” “plan,” “intend” and “expect” and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Actual results may differ materially due to a number of factors. Actual results may differ materially from the forward-looking statements contained in this prospectus or that may be set forth in other documents that we subsequently incorporate by reference into this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

The shares are being registered hereunder for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders.

THE COMPANY

We are a leading provider of advanced technology identity solutions. Our customers include governments, law enforcement agencies and businesses concerned with enhancing security, reducing identity theft, providing access control, and protecting personal privacy. We began operations as a separate entity in 1996, providing integrated solutions to capture facial images, demographic information and other biological identifiers, produce identification cards and create relational databases containing this information. Since our inception, we have also been acquiring and developing proprietary facial recognition technologies for a variety of applications. Applications can include driver’s licenses, voter registration, national identification cards, law enforcement, social services, access control and PC network and Internet access security. Our end-to-end process includes proofing, enrollment, and issuance of credentials, secure tracking of inventory, and advanced investigative tools. Our primary customers have been government agencies, with particular penetration in Departments of Motor Vehicles. We have captured approximately 32% of the domestic driver’s license market. We have delivered more than 135 million secure digital-identification documents, through 1,625 systems at almost 1,500 locations. We also provide enhanced services for six states, enabling them to cross-check images of drivers’ license applicants against faces in our databases to enhance the ability of those states to combat identity fraud.

As a world leader in face recognition technology, we recently announced the acquisition of ZN Vision Technologies, which is anticipated to close in the fourth quarter of 2003. The combined company will have more than 300 customers on a global basis deploying identity verification solutions. Facial recognition technology is widely recognized as the most convenient, non-intrusive and cost-effective biometric security solution available. Our patented facial recognition technology is focused on three major application areas: FaceEXPLORER® for large digital image database management, FacePASS® for secure access control, and FaceFINDER® for accurate screening and surveillance. Some of the customers leveraging our facial recognition technology include U.S. government agencies, state and county law enforcement agencies, local and international airports and more than 100 casinos. In 2002, we completed three acquisitions through which we enhanced our portfolio of facial recognition technologies, and acquired customers and distribution channels.

On March 28, 2003, we entered into a securities purchase agreement pursuant to which we will acquire all the outstanding share capital of ZN and assume the obligations under the ZN option plan. The acquisition closed on January 23, 2004. Pursuant to the securities purchase agreement, the ZN shareholders agreed to sell, and we agreed to purchase, all of the issued and outstanding share capital of ZN. As consideration for the shares of ZN, we will issue an aggregate of 6,360,000 shares of our common stock, of which 5,221,454 shares will be issued directly to the ZN shareholders and 1,138,546 shares will be reserved for issuance under the ZN option plan. In addition, we will pay directly to the ZN shareholders $493 in cash consideration for their shares and €10,741 (which, based on the December 24, 2003 Euro to U.S. dollar exchange rate of 1.23940 equals approximately $13,312), as part of our assumption of the ZN option plan. Shares used in calculating the purchase price include the shares that will be issued to the ZN shareholders as well as shares reserved for issuance under the ZN option plan. The number of shares we will be required to issue to the ZN shareholders and reserve for issuance under the ZN share option plan will be reduced if ZN’s net book value is less than a specified amount on the closing date. To the extent that options under the ZN option plan are not exercised, shares of our common stock reserved for issuance under the ZN option plan will be issued to the ZN shareholders who initially donated their ZN shares to establish the ZN option plan. Viisage anticipates incurring fees of approximately $2.3 million in connection with this acquisition.

Our principal executive offices are located at 30 Porter Road, Littleton, Massachusetts 01460. Our telephone number is (978) 952-2200. Our website address is www.viisage.com. Information contained on our website does not constitute part of this prospectus.

RECENT DEVELOPMENTS

During the third quarter of 2003, we adopted the provisions of Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, or EITF 00-21, on a cumulative basis as of January 1, 2003. After discussions with the SEC staff regarding the effect of EITF 00-21 on revenue recognition on our secure identification contracts, we have decided to adopt EITF 00-21 via cumulative catch-up as of January 1, 2003 rather than prospectively as reflected in the previously filed Form 10-Q for the quarter ended September 28, 2003. EITF 00-21 governs how to identify whether goods or services, or both, that are to be delivered separately in a bundled sales arrangement should be accounted for separately. Our secure identification contracts typically require us to customize, design, and install equipment and software at customer locations, as well as perform training, supply consumables, maintain the equipment and provide support services. Nonperformance of training, consumables management, maintenance and support services would prevent us from receiving payment for the costs incurred in the customization, design and installation of the system. EITF 00-21 limits the amount of revenue allocable to the customization, design and installation of the system to the amount that is not contingent upon the production of cards. Revenue on our secure identification contracts under EITF 00-21 is earned based on, and is contingent upon, the production of cards from the system. Due to the contingent performance of card production in our secure identification contracts, we defer revenue recognition for the system design and installation phase of our contracts, including customized software and equipment, until cards are produced.

The adoption of EITF 00-21 resulted in a non-cash adjustment reported as a cumulative effect of a change in accounting principle of $12.1 million. The cumulative effect adjustment reflects the reversal of unbilled revenue net of associated costs associated with our secure identification contracts which had been accounted for as a single unit using the percentage-of-completion method of revenue recognition. Historically, we applied the cost-to-cost method of measurement of revenue recognition for our secure identification contracts. We recognized revenue and associated costs during the implementation of the system based on direct labor costs to total labor costs. The adjustment reflects the reversal of the gross margin recognized during the implementation of the system which will be recognized over the contract life under EITF 00-21 due to the contingent performance of the training, consumables management, maintenance and support services. Under EITF 00-21, we capitalize both the hardware and software system assets as property assets and depreciate those assets on a straight-line basis over the term of the contract.

We have determined that our secure identification contracts involve the provision of multiple elements. The first element consists of hardware, system design, implementation, training, consumables management, maintenance and support which is accounted for as equipment and related executory services under lease in accordance with Financial Accounting Standards Board Statement No. 13, or FASB 13. The second element consists of customized software which is accounted for as a long term contract in accordance with AICPA Statements of Position 97-2, Software Revenue Recognition, or SOP 97-2, and 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, or SOP 81-1, on a units of delivery method of measurement.

The following table reflects selected pro forma financial data adjusted for the aforementioned accounting change on January 1, 2003 exclusive of the associated cumulative effect of changes in accounting:

(in thousands, except per share data)	For the Years Ended,			Nine Months Ended
	Pro forma			Pro forma	As reported
	2000	December 31, 2001	2002	September 29, 2002	September 28, 2003
Operating results				(unaudited)
Revenues	$27,293	$28,172	$31,259	$22,814	$27,053
Cost of revenues	$22,961	$20,454	$25,842	$16,871	$20,344
Gross margin	$4,332	$7,718	$5,417	$5,942	$6,709
Operating expenses	$3,964	$7,002	$15,718	$10,330	$10,068
Operating income (loss)	$368	$716	$(10,301)	$(4,388)	$(3,359)
Other income (expense)	$(1,637)	$(1,210)	$(875)	$(645)	$(708)
Provision for income taxes	$—	$—	$—	$—	$(63)
Net loss	$(1,269)	$(494)	$(11,176)	$(5,033)	$(4,130)

Per share data
Basic income (loss) per share applicable to common shareholders	$(0.18)	$(0.03)	$(0.56)	$(0.25)	$(0.20)
Diluted income (loss) per share applicable to common shareholders	$(0.18)	$(0.03)	$(0.56)	$(0.25)	$(0.20)

Weighted average shares outstanding
Basic	10,460	16,265	20,046	19,981	20,711
Diluted	10,460	16,265	20,046	19,991	20,711

(in thousands)	As Reported
	December 31, 2002	January 1, 2003	March 30, 2003	June 29, 2003	September 28, 2003
Financial position
Costs and estimated earnings in excess of billings	$23,372	$5,452	$4,411	$5,025	$4,496
Property and equipment, net	$16,629	$21,152	$20,616	$21,052	$23,104
Total assets	$61,189	$47,792	$43,975	$44,672	$58,279
Accounts payable and accrued expenses	$7,017	$5,750	$5,560	$6,378	$7,738
Shareholders’ equity	$39,064	$26,934	$24,603	$23,281	$35,517
Total liabilities and shareholders’ equity	$61,189	$47,792	$43,975	$44,672	$58,279

On December 17, 2003, the U.S. Department of Justice issued an indictment against former Governor of Illinois George Ryan and an updated indictment against former lobbyist Lawrence E. Warner on bribery and related federal racketeering charges. The indictment against Mr. Ryan alleges that he accepted bribes, awarded state contracts and leases to friends and family members, and lied to federal agents. The indictment against Mr. Warner alleges that he paid bribes and provided other benefits to Mr. Ryan and Mr. Ryan’s friends, family and associates; used his influence to obtain contracts for associates and clients; and committed extortion. We had a formal consultative relationship with Mr. Warner’s firm, National Consulting Company, from 1997 to 2002 to assist us in understanding the business needs of the State of Illinois, and we paid National Consulting Company fees of approximately $800,000. Upon learning of the initial indictment of Mr. Warner in 2002, we immediately terminated our contract and relationship with National Consulting Company and Mr. Warner. Since the time of Mr. Warner’s initial indictment, we have actively complied with all requests on behalf of the authorities during the investigation of Mr. Warner, and there has been no assertion of any impropriety on our part. We have a contract with the State of Illinois to provide the state’s drivers’ license system as well as a facial recognition system.

PLAN OF DISTRIBUTION

On September 8, 2003, we sold an aggregate of 3,517,503 shares of our common stock at $3.775 per share to certain institutional and accredited investors including funds managed by J. & W. Seligman & Co. Incorporated. We refer to these funds as the Seligman Funds. The securities purchase agreement signed by the Seligman Funds includes a binding commitment by the Seligman Funds to purchase in the aggregate an additional 456,007 shares of our common stock at $3.775 per share within two business days after, and subject to, the closing of our acquisition of the outstanding share capital of ZN Vision Technologies AG. Those additional shares were purchased by the Seligman Funds on January 27, 2004. As part of the transaction with the investors, we agreed to file a registration statement, of which this prospectus is a part, to register the resale of the shares issued or to be issued to such investors in the above transactions.

Neither we nor the selling stockholders has any agreements or understandings, directly or indirectly, with any person to distribute the shares being offered by the selling stockholders.

The shares of our common stock being offered hereby may be sold or distributed from time to time by the selling stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at the market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided such resale meets the criteria and conforms to the requirements of such rule. The shares may be sold in one or more of the following methods:

•	ordinary brokers’ transactions, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	transactions involving cross or block trades or otherwise on The Nasdaq National Market, any other exchange upon which our shares may be traded in the future, in the over-the-counter market or otherwise;

•	purchases by brokers, dealers or underwriters as principal and resale by the purchasers for their own accounts pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	through the settlement of short sales;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	any combination of the foregoing, or by any other legally available means.

The selling stockholders, or their successors in interest, may also enter into option or other transactions with broker-dealers that require the delivery by these broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus as amended or supplemented to reflect such transactions. In addition, from time to time, the selling stockholders may pledge its shares to broker-dealers or other financial institutions. Upon a default by the selling stockholders, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and/or purchasers of the shares for whom they may act as agent, or to whom they may sell as principal, or both. The selling stockholders and any broker-dealers who act in connection with the sale of shares of our common stock offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions they receive and proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. If a selling stockholder or broker-dealer qualifies as an “underwriter,” it will be subject to the prospectus delivery requirements of Section 5(b)(2) of the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of this compensation. We know of no existing arrangements between the selling stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. Moreover, the selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Furthermore, in the event of a “distribution” of shares by the selling stockholders, it or any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Securities Exchange Act which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

We will pay substantially all of the expenses incident to the registration, offering and sale of the shares to the public other than commissions or discounts of brokers, dealers, underwriters or agents and fees of legal counsel engaged by the selling stockholders. We also have agreed to indemnify the selling stockholders and related persons against liabilities under the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in certain jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and the selling stockholders.

Except as described above, the selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of these shares may have an adverse effect on the market price of our common stock. Moreover, except as described above, the selling stockholders are not restricted as to the number of shares that may be sold at any time and it is possible that a significant number of shares could be sold at the same time which may also have an adverse effect on the market price of our common stock.

There is no assurance that the selling stockholders will sell all or any portion of the shares of common stock offered hereby. The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

Upon our being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the selling stockholder’s name and the name of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s) where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction. In addition, upon our being notified by the selling stockholders that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

SELLING STOCKHOLDERS

We are registering for resale shares of our common stock issued to the selling stockholders identified below. We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive the shares covered by this prospectus from a selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of each selling stockholder;

•	the number and percent of shares of our common stock that each selling stockholder beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of each selling stockholder under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by each selling stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by such selling stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below. None of the selling stockholders listed below has or has had in the past three years any position, office or other material relationship with us or any of our predecessors or affiliates.

This table is prepared solely based on information supplied to us by the listed selling stockholders, any Schedule 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 29,570,233 shares of our common stock issued and outstanding on January 27, 2004.

	Shares Beneficially Owned Prior to Offering(2)		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Selling Stockholders(1)	Number	Percent		Number	Percent
Seligman Communications and Information Fund, Inc.(3)	2,159,024	7.30%	2,159,024	0	*
Seligman New Technologies Fund, Inc.(3)	74,020	*	74,020	0	*
Seligman New Technologies Fund II, Inc.(3)	415,963	1.41%	415,963	0	*
AIG DKR SoundShore Strategic Holding Fund Ltd.(4)	29,607	*	25,534	4,073	*
AIG DKR SoundShore Private Investors Holding Fund Ltd.(5)	51,429	*	50,000	1,429	*
Truk Opportunity Fund, LLC	75,000	*	75,000	0	*
Langley Partners, L.P. (6)	373,875	1.26%	331,125	42,750	*
TCMP3 Partners LLP	29,898	*	29,898	0	*
Spectra Capital Management(3)	79,470	*	79,470	0	*
Selwyn Partners LP	66,225	*	66,225	0	*
Daniel Burstein	5,000	*	5,000	0	*
Alpha Capital AG	123,198	*	105,960	17,238	*
Deephaven Small Cap Growth Fund, LLC(3)	397,351	1.34%	397,351	0	*
Ellis International	39,735	*	39,735	0	*
Gamma Opportunity Capital Partners, LP	39,735	*	39,735	0	*
Vertical Ventures Investments, LLC	79,470	*	79,470	0	*

*	Less than one percent (1%).
(1)	The names of the selling stockholders and the numbers of securities held by the selling stockholders may be amended subsequent to the date of this prospectus pursuant to Rule 424(b)(3) of the Securities Act.

(2)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and also any shares which the person has the right to acquire within 60 days of the date set forth above through the exercise of a warrant or other right.
(3)	As an affiliate of a broker-dealer, the selling stockholder has represented to us that it acquired the shares being registered hereby to be resold in the ordinary course of business and, at the time of the purchase, had no agreements, understandings or arrangements with any other person, either directly or indirectly, to dispose of the shares.
(4)	Includes 4,073 shares of common stock issuable upon exercise of a warrant exercisable until December 15, 2005 which was granted to this stockholder in a prior transaction.
(5)	Includes 1,429 shares of common stock issuable upon exercise of a warrant exercisable until December 15, 2005 which was granted to this stockholder in a prior transaction.
(6)	Includes 42,750 shares of common stock issuable upon exercise of a warrant exercisable until December 15, 2005 which was granted to this stockholder in a prior transaction.

Set forth below, except as otherwise described in the footnotes below, are the names of natural persons with voting or investment control over the common stock we are registering for the selling stockholders listed below. The following has been prepared solely based on information supplied to us by the listed selling stockholders.

Selling Security Holders	Names of Natural Persons with Voting or Investment Control Over Common Stock
Seligman Communications and Information Fund, Inc.	(1)
Seligman New Technologies Fund, Inc.	(1)
Seligman New Technologies Fund II, Inc.	(1)
AIG DKR SoundShore Strategic Holding Fund Ltd.	(2)
AIG DKR SoundShore Private Investors Holding Fund Ltd.	(2)
Truk Opportunity Fund, LLC	(3)
Langley Partners, L.P.	(4)
TCMP3 Partners LLP	Steven Slawson and Walter Schenker
Spectra Capital Management	Gregory Porges
Selwyn Partners LP	Victor M. Dandridge, III
Daniel Burstein	Daniel Burstein
Alpha Capital AG	Konrad Ackerman
Deephaven Small Cap Growth Fund, LLC	Colin Smith
Ellis International	Wilhelm Ungar
Gamma Opportunity Capital Partners, LP	Christopher Rossman
Vertical Ventures Investments, LLC	Joshua Silverman (5)

(1)	J. & W. Seligman & Co. Incorporated, as investment adviser for each of the Seligman Funds, may be deemed to beneficially own the shares of our common stock reported herein by the Seligman Funds. In addition, William C. Morris, as the owner of a majority of the outstanding voting securities of J. & W. Seligman & Co. Incorporated, may be deemed to beneficially own the shares of our common stock reported herein by the Seligman Funds.
(2)	DKR Capital Partners L.P. is a registered investment adviser with the Securities and Exchange Commission and as such is the investment manager to AIG DKR SoundShore Strategic Holding Fund Ltd. and AIG DKR SoundShore Private Investors Holding Fund Ltd. DKR Capital Partners L.P. has retained certain portfolio managers to act as the portfolio managers to AIG DKR SoundShore Strategic Holding Fund Ltd. and AIG DKR SoundShore Private Investors Holding Fund Ltd. As such, DKR Capital Partners L.P. and such portfolio managers have shared dispositive and voting power over the shares of our common stock owned by these two funds. With respect to the shares of our common stock owned by AIG DKR SoundShore Strategic Holding Fund Ltd. and AIG DKR SoundShore Private Investors Holding Fund Ltd., DKR Capital Partners L.P. has retained Basso Securities Ltd. to act as portfolio manager. Howard Fischer is president of Basso Securities Ltd.
(3)	Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the shares of our common stock owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the shares of our common stock owned by Truk Opportunity Fund, LLC.
(4)	Langley Capital, LLC is the general partner of Langley Partners, L.P., and Jeffrey Thorp is the sole managing member of Langley Capital, LLC. Each of Langley Capital, LLC and Jeffrey Thorp may be deemed to beneficially own the shares of our common stock owned by Langley Partners, L.P.
(5)	Mr. Silverman disclaims beneficial ownership of the shares of our common stock beneficially owned by Vertical Ventures Investments, LLC.

LEGAL MATTERS

The legality of the common stock being offered by this prospectus will be passed upon by Elliot J. Mark, Esq., General Counsel of the Company.

EXPERTS

Our financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, included in our Form 10-K for the year ended December 31, 2002, which is incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting. The financial statements of ZN Vision Technologies AG as of December 31, 2002 and 2001 and for each of the years then ended, which are incorporated in this prospectus by reference to our proxy statement filed in connection with our acquisition of ZN, have been audited by BDO International GmbH, independent auditors as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such reports and other information may be inspected and copied at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s web site is http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we may disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

The documents listed below are incorporated by reference herein:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 2003, June 29, 2003 and September 28, 2003 (As discussed in our Current Report on Form 8-K filed on December 30, 2003, our financial statements for the first three quarters of 2003 have been revised to retroactively reflect a change in the method of revenue recognition as a result of the application of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.);

•	our Current Reports on Form 8-K filed on March 31, 2003, June 4, 2003, August 5, 2003, September 10, 2003, November 5, 2003 and December 30, 2003;

•	the Unaudited Pro Forma Combined Financial Statements, and the notes thereto, set forth on pages 11 through 17 of our definitive proxy statement with respect to the acquisition of ZN Vision Technologies AG dated December 30, 2003, the Comparative Historical and Unaudited Pro Forma Per Share Data set forth on page 18 of such definitive proxy statement, and the Financial Statements of ZN, and the notes thereto, set forth on pages F-32 through F-51 of such definitive proxy statement;

•	the description of our common stock contained in our Registration Statement No. 000-21559 on Form 8-A filed with the Commission pursuant to Section 12 of the Securities and Exchange Act on October 15, 1996; and

•	all filings pursuant to the Exchange Act made after the initial date of filing this Registration Statement but before the effective date of this registration statement.

All reports and other documents that we file after December 30, 2003 pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold, or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of the filing of the report or document.

We will provide you a copy of any or all of the information that has been incorporated by reference herein but not delivered with this prospectus, upon your written or oral request at no cost. Please contact Elliot J. Mark, our General Counsel, at our principal executive offices located at 30 Porter Road, Littleton, Massachusetts 01460. Our telephone number is (978) 952-2200.

3,973,510 Shares

Common Stock

Prospectus

February 3, 2004